April 14, 2010

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Questar Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 001-8796

Dear Mr. Schwall:

On April 14, 2010, we filed, via EDGAR, the response of Questar Corporation (“Questar” or “the Company”) to your comment letters dated April 1, 2010 and April 9, 2010, respectively, regarding our Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 1, 2010.

We have set forth below each of the comments in bold font followed by our supplemental response to each comment.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures made in our filings with the Securities and Exchange Commission.  We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we understand we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (801) 324-5541, e-mail at richard.doleshek@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter.

Very truly yours,

/s/Richard J. Doleshek

Richard J. Doleshek

Executive Vice President and

Chief Financial Officer

Questar Corporation

cc:

Parker Morrill

Supplemental response to comment letter dated April 1, 2010:

Form 10-K for the Fiscal Year Ended December 31, 2009

Exploration and Production, page 7

1.

We note your suggestion in the fifth paragraph that Wexpro "has identified over $1 billion of additional drilling opportunities that could support high single-digit to low double-digit growth in revenues and income over the next five to ten years. . . ."  It is unclear to what the $1 billion refers; for example, it appears that the reference could be to your total costs, your revenues, or your income.  If you retain this disclosure, revise to clarify.

Response:

The $1 billion of additional drilling opportunities that Wexpro has identified refers to our capital expenditure forecast for the next five to ten year period which we plan to spend to develop acreage under the Wexpro Agreement. We propose to eliminate this disclosure in future SEC filings as discussed in response to item number 2 below.

2.

With regard to projections, we also refer you to Item 10(b) of Regulation S-K.  It appears that your current disclosure does not meet all the concerns and requirements of Items 10(b)(1); (b)(2); and (b)(3).  Provide us with an explanation of how your disclosure, revised as appropriate, addresses each of those items.  We may have additional comments.

Response:

Given the Commission’s concern regarding compliance with Regulation S-K in the discussion of Wexpro capital spending projections, we propose to modify this disclosure in future SEC filings to remove any projection of Wexpro’s future capital expenditures as follows:

Wexpro's cost-of-service operations are contractually limited to a finite set of properties set forth in the Wexpro Agreement. Advances in technology (increased density drilling and multi-stage hydraulic fracture stimulation) have created significant unexploited potential on many of the subject properties. ~~Wexpro has identified over $1 billion of additional drilling opportunities that could support high single-digit to low double-digit growth in revenues and net income over the next five to ten years while delivering cost-of-service natural gas supplies to Questar Gas at prices competitive with alternative sources.~~

Executive Officers of the Registrant, page 11

3.

Revise to provide clear and unambiguous biographical sketches which describe in necessary detail all of the information required by Item 401 of Regulation S-K.  In the new sketches, please cover the entire five year period, indicating when each listed position began and ended.  We note that you provide more detailed information regarding your directors in your proxy statement.

Response:

We propose to revise future disclosures of biographical information on executive officers to disclose when each listed position began and ended and covering a five-year historical period as shown in the attached Schedule 1.

Exhibit 23.3

4.

We refer to you to Items 1202(a)(8)(iv); 1202(a)(8)(vi); and 1202(a)(8)(viii) of Regulation S-K.  Please obtain and file a revised report from Ryder Scott which includes the following:

•

a statement that the consultant has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

•

a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

•

a statement that the assumptions, data, methods, and procedures used in the report are appropriate for the purpose served by the report.

Response:

We understand that Ryder Scott has discussed the contents of their letter with the Commission and that they are continuing to work with you on appropriate modifications to their report to address these comments as well as the report item addressed in your comment letter of April 9, 2010.  We understand that at the conclusion of these discussions, Ryder Scott will prepare a revised reserve letter as necessary to comply with the Commission’s requirements, which we will file as an amendment to our 2009 Form 10-K.

5.

Disclose the qualifications of the technical person primarily responsible for overseeing the reserves audit.  The report refers to an attachment, but none is included with the version of the report as filed.

'Response:

Upon receipt of the revised report of Ryder Scott LLP referred in item 4 above, we propose to refile Exhibit 23.3 to our 2009 Annual Report on Form 10-K, to include the qualifications of Richard J. Marshall P.E. of Ryder Scott LLP, who was responsible for preparation of the reserves report as well as the qualifications of Dennis Beccue P.E., an employee of Questar Exploration and Production, who oversaw preparation of the reserve report for Questar.

6.

Under "Estimates of Reserves," the report refers to reserves "estimated by performance methods or the volumetric method."  The revised report you file should clarify what portion of reserves was derived from each method and further discuss the relative uncertainties among different reserve estimate methods.  Refer to Item 1202(a)(8)(vii) of Regulation S-K.

Response:

See supplemental response to item 4 above.

Exhibits 31.1 and 31.2

7.

Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item.  Note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  In that regard, we note that paragraphs 1, 4, and 5 have been modified from the required format.  With your next filing, please file revised certifications.

Response:

We propose to file revised certifications beginning with our first quarter 2010 Form 10-Q to correct modifications that were made to the language of Item 601(b)(31).

Supplemental response to comment letter dated April 9, 2010:

Form 10-K

Exhibit 23.3 - Terms of Usage

1.

The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of Questar and may not be put to other use without our prior written consent for such use."  As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:

See response to item 4 of April 1, 2010 comment letter above.

Schedule 1

Executive Officers of the Registrant

Primary Positions Held with the Company and Affiliates, Other Business Experience

Keith O. Rattie

56

Chairman (2003 to present); President (2001 to present ); Chief Executive Officer (2002 to present ); Director (2001 to present); Director, Questar affiliates (2001 to present).

Charles B. Stanley

51

Chief Operating Officer, Questar (2008 to present); Executive Vice President and Director, Questar (2003 to present); President, Chief Executive Officer and Director, Market Resources and Market Resources subsidiaries (2002 to present);

Richard J. Doleshek

51

Executive Vice President and Chief Financial Officer (2009 to present). Prior to joining Questar; Mr. Doleshek was Executive Vice President and Chief Financial Officer, Hilcorp Energy Company (2001 to 2009).

R. Allan Bradley

58

Senior Vice President, Questar (2005 to present); Chief Executive Officer, Questar Pipeline (2006 to present); President, and Director, Questar Pipeline (2005 to present). Chief Operating Officer, Questar Pipeline (2005 to 2006).

Ronald W. Jibson

56

Senior Vice President, Questar (2008 to present); President, Chief Executive Officer and Director, Questar Gas (2008 to present); Executive Vice President, Questar Gas (2008); Vice President, Operations Questar Gas (2004 to 2008).

Jay B. Neese

51

Senior Vice President, Questar (2005 to present); Executive Vice President, Market Resources and Market Resources subsidiaries (2005 to present); Vice President, Questar, Market Resources and Market Resources subsidiaries (2003 to 2005);

Thomas C. Jepperson

55

Vice President and General Counsel, Questar (2005 to present); Division Counsel (2000 to 2005).

Abigail L. Jones

49

Vice President Compliance (2007 to present) and Corporate Secretary (2005 to present); Assistant Secretary (2004 to 2005).

5